



So 3/8/04

SECURITI 04004418 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  ACA Partners Securities, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

  3409 Executive Center Drive, Suite 205
                              (No. and Street)

Austin   Texas   78731
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Robert J. Wilson   713-439-7979
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Longaker, James A.
                  (Name – if individual, state last, first, middle name)

  2002 Woodland Valley Drive   Kingwood   Texas   77339
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FEB 2 6 2004

FOR OFFICIAL USE ONLY

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Robert J. Wilson_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ACA Partners Securites, LP_____, as
of __December 31,_____, 20 _03____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ __CFO_____
Title

__Heidi Johnson_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x   (o) Statement of Cash Flows
x   (p) Independent auditor's report on the internal conrol as required by SEC rule 17a-5

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

ACA PARTNERS SECURITIES, LP

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Partners
ACA Partners Securities, LP
Houston, Texas

I have audited the accompanying statement of financial condition of ACA Partners Securities, LP as of December 31, 2003 and the related statement of income, changes in Partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA Partners Securities, LP as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 7, 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 23, 2004

ACA PARTNERS SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:		
Checking account	$	7,751
Total current assets		7,751
Deposits and other assets		580
Total assets	$	8,331

LIABILITIES AND PARTNERS' EQUITY

Liabilities	$	-
Partners' equity		8,331
Total partners' equity		8,331
Total liabilities and partners' equity	$	8,331

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commission Income	$	7,250
Other regular income		165
Total revenue		7,415
Expenses		
Bank service charges		26
Management fees		7,400
NASD fees		1,049
Professional fees		9,700
Total expenses		18,175
Net income (loss)	$	(10,760)

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Partner's Equity
Balance at December 31, 2002	$ 9,941
Add capital contributions	9,150
Net income (loss) for the year	(10,760)
Balance at December 31, 2003	$ 8,331

The accompanying notes are an integral part of the financial statements.

ACA PARTNERS SECURITIES, LP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net loss	$	(10,760)
Adjustments to reconcile net income to net cash		
used for operating activities:		
Decrease (increase) in deposits and other assets		(211)
Net cash provided (used) in operating activities		(10,971)
Cash flows from financing activates:		
Proceeds from additional paid in capital		9,150
Net cash provided (used) in financing activities		9,150
Net increase (decrease) in cash		(1,821)
Cash at beginning of year		9,572
Cash at end of year	$	7,751

The accompanying notes are an integral part of the financial statements.

ACA PARTNERSHIP SECURITIES, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

A. Summary Of Significant Accounting Policies

Nature of Business

ACA Partners Securities, LP (the "Company") is a Texas partnership and is a registered broker-dealer maintaining its only office in Austin, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management o make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2003. There were no cash equivalents at December 31, 2003.

Federal Income Taxes

The Company is a Limited Partnership (LP) for federal and state income tax purposes. Accordingly, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its partners.

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital was $8,831, which exceeded the required minimum capital by $2,751, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

ACA PARTNERS SECURITIES, LP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2003

Total equity from statement of financial condition	$	8,331
Less non-allowable assets:		
Deposits		580
Net Capital	$	7,751

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)		-
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	2,751

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	-
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION
The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Partners
ACA Partnership Securities, LP
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of ACA Partnership Securities, LP. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718